Filed Pursuant to Rule 424(b)(2)
                        Registration Statement No. 333-206087

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value	2,794,229	$26.30 (1)	$73,488,223 (1)	$1,912 (1)(2)

(1)
Computed solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the high and low sale prices of the registrant’s common stock as reported on the New York Stock Exchange on July 31, 2015.

(2)
Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, registration fees of $6,627 paid with respect to unsold securities previously registered pursuant to Registration Statement No. 333-183180 were carried forward to Registration Statement No. 333-206087, and are being used to offset the $8,539 registration fee with respect to the securities offered by means of this prospectus in its entirety. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in PNM Resources, Inc.’s Registration Statement on Form S-3ASR, File No. 333-206087, in accordance with Rule 456(b) and 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS
PNM RESOURCES, INC.
DIRECT PLAN
(a stock purchase and dividend reinvestment plan)
PNM Resources, Inc., a New Mexico corporation, is an investor-owned holding company of two regulated utilities providing electric service in New Mexico and Texas. With this prospectus, we are offering shares of our common stock through participation in the PNM Resources, Inc. Direct Plan (the “Plan” or “PNM Resources Direct”). The Plan provides investors with a convenient and economical way to purchase shares of our common stock and to reinvest cash dividends in additional shares of our common stock.
We may use newly issued shares, treasury shares, market shares, or a combination thereof as the source of our common shares purchased by participants under the Plan. The investment price of our common stock purchased on the open market will be the weighted average price for the relevant investment date. The price of our common stock purchased directly from us will be the average of the high and low sales prices of shares of our common stock reported on the New York Stock Exchange (“NYSE”) on the dividend payment date or investment date, as the case may be. The common stock of PNM Resources is traded on the NYSE under the ticker symbol PNM.
Unlike an individual stock brokerage account, the timing of purchases and sales is subject to the provisions of the Plan. You should carefully read this prospectus to find out more about the Plan. If you wish to continue your participation in the Plan, you do not need to do anything at this time. If you are currently a participant, and after reviewing this prospectus, you do not wish to continue participation in the Plan, you should contact the Plan Administrator. You may terminate your participation in the Plan at any time.
Investing in our shares of common stock involves risks. See “RISK FACTORS” on page 1 and “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” on page 3 of this prospectus.
The Plan does not represent a change in the dividend policy of PNM Resources. The payment of dividends is at the discretion of our board of directors and will depend on future earnings, our financial condition and other factors. Our board may change the amount and timing of dividends at any time and without notice.
Our principal executive offices are located at 414 Silver Ave. SW, Albuquerque, NM 87102. The telephone number is (505) 241-2700.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 4, 2015.

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PNM RESOURCES, INC
DIRECT PLAN
(a stock purchase and dividend reinvestment plan)

PLAN HIGHLIGHTS

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You can open your PNM Resources Direct account with an initial investment of $250 and make additional subsequent investments of at least $50. The maximum investment amount is $10,000 per transaction, not to exceed $100,000 per calendar year.

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Other than a per share processing fee (currently 6 cents per share), you will not incur any transaction costs or brokerage charges to purchase shares through PNM Resources Direct. The current fees to sell your shares in the Plan are set forth in Appendix A.

•	You pay no trading fee or any other service charge for reinvesting your cash dividends in additional shares of our common stock.

•	Interested new investors and participants may enroll or make changes to their individual plan options on-line through Investor Center at www.computershare.com/investor.

•	You may purchase additional shares of our stock through cash payments made by check, on-line through Investor Center or by automatic monthly withdrawals from a checking or savings account.

•	Investments of cash and cash dividends in our common stock will normally be made within 5 business days of receipt.

•	Under certain circumstances, PNM Resources may waive the maximum investment limit of $100,000 per year in order to raise additional capital through the sale of newly issued shares under the Plan.

•	The Plan Administrator is Computershare Trust Company, N.A.

You do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear market risk associated with fluctuations in the price of common stock as the price of common stock may go up or down before a purchase or sale is made for your account.

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ABOUT THIS PROSPECTUS
This prospectus describes the specific terms of PNM Resources Direct. You should read this entire prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” herein.
You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us, or information to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.
Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “PNMR,” “PNM Resources,” “we,” “our” and “us” refer to PNM Resources, Inc. Unless otherwise indicated, financial information included or incorporated by reference herein is for PNM Resources, Inc. and its subsidiaries on a consolidated basis.

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PNM RESOURCES, INC.

PNM Resources is an investor-owned holding company with two regulated utilities providing electricity and electric services in New Mexico and Texas. Our primary subsidiaries are Public Service Company of New Mexico (“PNM”) and Texas-New Mexico Power Company (“TNMP”).

PNM is a regulated electric utility that provides electric generation, transmission, and distribution service to its rate-regulated customers in New Mexico. PNM also provides electricity to firm-requirements wholesale customers in New Mexico and Arizona. Other services provided by PNM include transmission services to third parties as well as the generation and sale of electricity into the wholesale market. TNMP is a regulated electric utility providing transmission and distribution services in Texas.

Our executive office is located at 414 Silver Ave. SW, Albuquerque, New Mexico 87102, and our telephone number is (505) 241-2700.
RISK FACTORS

Investing in our common stock involves risk. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. Before you invest in our common stock, you should carefully consider the risk factors set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference in this prospectus. See also “Where You Can Find More Information” about future filings which we will make with the Securities and Exchange Commission (“SEC”), some of which may contain additional risk factors, and are incorporated by reference into this prospectus and “Special Note Regarding Forward-Looking Statements” on page 3 below. These sections describe factors which may negatively influence our business, financial condition, results of operations and cash flows, resulting in the decline in the trading price of our common stock and possible loss of all or part of your investment.

Please note that you do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear market risk associated with fluctuations in the price of common stock as the price of common stock may go up or down before a purchase or sale is made for your account.

WHERE YOU CAN FIND MORE INFORMATION

PNMR files annual, quarterly and current reports and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

PNMR’s Internet address is www.pnmresources.com. The contents of the website are not a part of the registration statement of which this prospectus is a part. PNMR’s filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are accessible free of charge at www.pnmresources.com as soon as reasonably practicable after PNMR electronically files such material with, or furnishes it to, the SEC. These reports are also available upon request in print from us free of charge.

PNMR is “incorporating by reference” in this prospectus information PNMR files with the SEC, which means that PNMR is disclosing important information to you by referring you to those documents. Our combined filings with the SEC present separate filings by PNMR, PNM and TNMP. Information contained therein relating only to an individual registrant is filed by that registrant on its own behalf and each registrant makes no representation as to information relating to other registrants. The information PNMR incorporates by reference is considered to be part of this prospectus, unless PNMR updates or supersedes that information by the information contained in this prospectus or the information PNMR files subsequently with the SEC that is incorporated by reference in this prospectus. PNMR is incorporating by reference the following documents that it has filed with the SEC (except those portions of filings that relate to PNM or TNMP as separate registrants), other than any information in these documents that is deemed not to be “filed” with the SEC:

•	PNMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 as filed on February 27, 2015;

•	PNMR’s Proxy Statement on Schedule 14A as filed on March 31, 2015;

•	PNMR’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 as filed on May 1, 2015 and July 31, 2015, respectively;

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PNMR’s Current Reports on Form 8-K, as filed on March 4, 2015, March 9, 2015, April 9, 2015, April 20, 2015, May 13, 2015, May 14, 2015, May 15, 2015, May 28, 2015, June 25, 2015, and July 2, 2015; and

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the description of our common stock contained in our Current Report on Form 8-K filed on December 31, 2001 and any amendment or report filed for the purpose of updating such description, including our Current Reports on Form 8-K as filed on August 17, 2006, November 21, 2008, and August 9, 2012.

PNMR also incorporates by reference into this prospectus any filings PNMR makes with the SEC (excluding information furnished under Items 2.02 or 7.01 of Current Reports on Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the initial filing of the registration statement that contains this prospectus.
You may obtain without charge a copy of any of the documents PNMR incorporates by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at PNM Resources, Inc., Corporate Headquarters, Mail Stop 0905, Albuquerque, New Mexico, 87158, Attention: Investor Relations. You may also telephone your request at (505) 241-2868.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements made in this prospectus and the documents incorporated by reference herein, and other documents that we file with the SEC that relate to future events or our expectations, projections, estimates, intentions, goals, targets and strategies, are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements are based upon current expectations and estimates and we assume no obligation or duty to update this information.
Because actual results may differ materially from those expressed or implied by these forward-looking statements, we caution readers not to place undue reliance on these statements. Our business, financial condition, cash flow and operating results are influenced by many factors, which are often beyond our control, that can cause actual results to differ from those expressed or implied by the forward-looking statements. These factors include:

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The ability of PNM and TNMP to recover costs and earn allowed returns in regulated jurisdictions, including the impact of federal or state regulatory action with regard to the proposed early retirement of San Juan Generating Station (“SJGS”) Units 2 and 3

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Uncertainty regarding obtaining required regulatory approvals of the final restructuring, coal supply, and related agreements for SJGS, which are necessary for operational and future environmental compliance matters, in order for the agreements to become effective, as well as the closing of the sale of San Juan Coal Company

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Uncertainty surrounding the status of PNM’s participation in jointly-owned generation projects resulting from the scheduled expiration of the operational agreements for SJGS and Four Corners Generating Station, as well as the currently effective coal supply agreement for SJGS

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The impacts on the electricity usage of customers and consumers due to performance of state, regional, and national economies, mandatory energy efficiency measures, weather, seasonality, alternative sources of power, and other changes in supply and demand, including the failure to maintain or replace customer contracts on favorable terms

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State and federal regulation or legislation relating to environmental matters, including the Revised State Implementation Plan for SJGS’s compliance with the Clean Air Act, the resultant costs of compliance, and other impacts on the operations and economic viability of PNM’s generating plants

•	The ability of PNMR, PNM and TNMP to successfully forecast and manage their operating and capital expenditures

•	The risks associated with completion of generation, transmission, distribution, and other projects

•	Physical and operational risks related to climate change and potential financial risks resulting from climate change litigation and legislative and regulatory efforts to limit greenhouse gas emissions

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Uncertainty regarding the requirements and related costs of decommissioning power plants and reclamation of coal mines supplying certain power plants, as well as the ability to recover those costs from customers

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The performance of generating units, transmission systems, and distribution systems, which could be negatively affected by operational issues, fuel quality, unplanned outages, extreme weather conditions, terrorism, cybersecurity breaches, and other catastrophic events

•	Employee workforce factors, including issues arising out of collective bargaining agreements and labor negotiations with union employees

•	Variability of prices and volatility and liquidity in the wholesale power and natural gas markets

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Changes in price and availability of fuel and water supplies, including the ability of the mines supplying coal to PNM’s coal-fired generating units and the companies involved in supplying nuclear fuel to provide adequate quantities of fuel

•	Changes in technology, particularly with respect to new and alternative sources of energy, smart grid technology, and cybersecurity

•	State and federal regulatory, legislative, and judicial decisions and actions on ratemaking, tax, and other matters

•	Regulatory, financial, and operational risks inherent in the operation of nuclear facilities, including spent fuel disposal uncertainties

•	Adverse outcomes of legal or regulatory proceedings, including the extent of insurance coverage

•	PNMR, PNM and TNMP’s ability to access the financial markets, including disruptions in the credit markets, actions by ratings agencies, and fluctuations in interest rates

•	The potential unavailability of cash from PNMR’s subsidiaries due to regulatory, statutory, or contractual restrictions

•	The risk that rulemakings by the Federal Energy Regulatory Commission may negatively impact the operation of PNM’s transmission system

•	The impacts of decreases in the values of marketable equity securities maintained to provide for decommissioning, reclamation, pension benefits, and other postretirement benefits

•	Commodity and counterparty credit risk transactions and the effectiveness of risk management

•	Changes in applicable accounting principles or policies

SUMMARY OF THE PLAN

The following summary of the Plan may omit certain information that may be important to you. If you wish to receive a copy of the actual text of the Plan filed with the SEC as Exhibit 4.1 to our Registration Statement on Form S-3ASR filed August 4, 2015 and Exhibit 4.2 to our Registration Statement on Form S-3ASR filed August 9, 2012, please contact: PNM Resources, Inc., Investor Relations, Corporate Headquarters, Mail Stop 0905, Albuquerque, New Mexico 87158, telephone (505) 241-2868.
Purpose

The purpose of the Plan is to provide new and existing shareholders with a convenient and economical method of investing cash and cash dividends in shares of our common stock. Since new shares of our common stock, or shares held in our treasury, may be purchased directly from us, we may receive additional funds for general corporate purposes.

Nothing in this prospectus, the documents incorporated by reference herein or other Plan information represents a recommendation by PNM Resources or anyone else that any person buy or sell PNM Resources common stock. We urge you to read this prospectus thoroughly before you make your own independent decision regarding whether or not to invest in PNM Resources common stock through this Plan.

The value of shares of PNM Resources common stock may increase or decrease from time to time. A Plan participant, like the owner of directly held shares, bears all risk of loss that may result from market fluctuations in the price of our common stock. Unlike an individual stock brokerage account, however, a Plan participant does not have control or authority to direct the price or time at which common stock held under the Plan for the Participant is purchased or sold. We cannot guarantee that shares purchased under the Plan will, at any particular time, be worth more than their purchase price. The Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, or any other entity does not insure Plan accounts.
Participation-How to Join
First time investors:

After you have read this prospectus, you may complete the Enrollment Form included, or, you may enroll on-line through Investor Center at www.computershare.com/investor. Click the “Buy Stock Direct ” button, at the “plan search” screen select the ticker symbol button and enter PNM, click “Buy Now”, then follow the instructions for authorizing your initial investment and indicate whether you want to participate in the full or partial dividend reinvestment portion of the Plan. Partial reinvestment of dividends is only available to participants owning 100 or more shares of our common stock. Participants who fail to make any election will be enrolled in full dividend reinvestment until they make a different election.

All investments must be made in U.S. dollars and drawn on a U.S. bank.

You may make your initial investment by:

1.	authorizing an electronic debit of at least $250 but not more than $10,000 from your U.S. bank account. This alternative is available to on-line investors only; or

2.
mailing a check payable to PNM Resources Direct/Computershare for at least $250 up to a maximum of $10,000 per transaction, not to exceed $100,000 per year, drawn on a U.S. bank account to the Plan Administrator along with your Initial Enrollment Form.

The Plan Administrator may confirm certain transactions affecting the amount of shares in your Plan account and produce Plan statements in paper form from time to time and will mail these to you at the address you give when you enroll in the Plan.

Current shareholders:

Our shareholders whose common stock is registered with us are automatically eligible to participate in the dividend reinvestment portion of the Plan, and may make optional cash investments and sell shares through the Plan. You may elect to fully invest any cash dividends in additional shares of our common stock or, if you own 100 shares or more, you may elect to invest a portion of your cash dividends. You may also elect to have your dividend paid to you in cash. If you are enrolled in the Plan and fail to select any dividend reinvestment option, you will be deemed to have elected the full dividend reinvestment option.

You will have access to your account on-line through Investor Center at www.computershare.com/investor and by telephone at 1-877-663-7775. Shareholders of record owning less than 100 shares will receive annual account statements, while shareholders of record owning 100 shares or more will receive quarterly account statements.

Dividend payments not reinvested will be paid to you in the usual manner.

For current shareholders and new investors:

You may sign up for automatic monthly investments, change your investment amount or make additional investments at any time by accessing your account on-line through Investor Center at www.computershare.com/investor.

You may establish additional investment accounts for children or dependents by following the instructions on the on-line Enrollment Wizard applicable to custodial accounts.

How the Optional Cash Investments Work

In addition to having your dividend payments reinvested in our common stock, you may buy additional shares by investing a minimum of $50 and up to $10,000 at any one time not to exceed the “maximum” of $100,000 per year. You may submit your optional cash investments by check or by authorizing electronic transfers. Do not send cash, traveler’s checks, third party checks or money orders. You can make individual automatic deductions from your bank account through Investor Center by accessing your account on-line through the Plan Administrator’s website www.computershare.com/investor. Upon receipt of the funds, the Plan Administrator will normally invest initial and optional cash investments at least once every 5 business days.

Optional cash investments of more than $100,000 per year by any current participant and any initial cash investment by a new investor in excess of $100,000 may only be made pursuant to a request for waiver that has been granted by us as described in more detail on pages 15-18 of this prospectus. Investors may make individual cash investments or invest regularly over a period of time.
Your Funds Will Be Fully Invested

Funds invested pursuant to the Plan are fully invested in whole and fractional shares (computed up to 6 decimal places) of our common stock either through the purchase of shares directly from us or the purchase of shares in the open market (or through a combination of these methods). We pay dividends on both whole shares and fractions of shares.
Share Safekeeping

For your convenience, shares purchased through the Plan will be maintained by the Plan Administrator in non-certificated (book-entry) form. Additionally, the Plan offers a “safekeeping” service whereby you may deposit, free of any service charges, certificates representing your shares of common stock and have your ownership of such common stock maintained on the Plan Administrator’s records as part of your account. This feature protects against loss, theft or destruction of stock certificates. A share certificate will be delivered to you upon request. The current fees for issuing share certificates are set forth in Appendix A.
You May Sell, Withdraw or Transfer Your Shares at Any Time

You may sell or withdraw shares of our common stock credited to your account, including those shares deposited into the Plan for safekeeping, through the Plan. The current fees for sale transactions and liquidations are listed in Appendix A. A statement will be mailed to you for each transaction that takes place. Additionally, you may transfer or make gifts to others of our common stock by contacting the Plan Administrator. There is no fee for this service.

Plan Administrator

Computershare Trust Company, N.A. will administer the Plan and act as agent for the participants. Computershare Trust Company, N.A. along with its designated affiliates and other agents will perform certain services for the Plan.
You may contact the Plan Administrator as directed below:

Call Computershare Trust Company, N.A.:     1-877-663-7775
On-line over the Internet at:         www.computershare.com/investor
International Telephone Inquiries:        1-201-680-6578
For the Hearing Impaired (TDD):        1-800-231-5469

You may write the Plan Administrator at the following address:

Computershare Trust Company, N.A.
P.O. Box 30170
College Station, TX 77842-3170

Please include your daytime telephone number, your account number and a reference to PNM Resources, Inc. on all correspondence.

TERMS AND CONDITIONS OF THE PLAN
Am I Eligible to Participate in the Plan?

You are eligible to participate in the Plan if you meet the requirements outlined below.

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If you do not currently own our stock. If you do not currently own any of our stock, you may join the Plan, after receiving a copy of this prospectus, by making an initial investment of at least $250, but not more than $10,000. Investments must be made in U.S. currency drawn on a U.S. bank. Prior to investing in our common stock, each participant is responsible for reviewing the applicable laws of his or her country of residence to determine if there are any restrictions on investment.

You can get started in the Plan by enrolling on-line through Investor Center at www.computershare.com/investor (see Participation - How to Join) or by returning a completed Initial Enrollment Form to the Plan Administrator, along with your check payable to PNM Resources Direct/Computershare. Do not send cash or money order. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow 2 weeks for your account to be established, initial shares to be purchased and a statement to be mailed to you.

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If you currently own our stock. If you already own shares of our common stock and the shares are registered in your name, you may join the dividend reinvestment portion of the Plan by enrolling on-line (see Participation - How to Join) or by returning a completed Enrollment Form to the Plan Administrator. As a participant, you will also be eligible for the optional purchase portion of the Plan. Shareholders owning less than 100 shares are no longer automatically enrolled in the Plan.

If your shares are held in a brokerage, bank or other intermediary account, and you wish to participate directly in the Plan, you should instruct your broker, bank or trustee to register some or all of your shares of our common stock directly in your name.

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If you are already enrolled. If you are currently enrolled in the Plan, and do not want to change your participation, no further action is required for your continued participation. However, if you wish to change your participation in any way (e.g., from partial to full reinvestment), you must submit a new Enrollment Form or access the account management feature on-line through Investor Center at www.computershare.com/investor or by telephone at 1-877-663-7775. If you own less than 100 shares of our stock, partial reinvestment of cash dividends is not available.
What are my investment options?

Once enrolled in the Plan, you may purchase additional shares of common stock through reinvestment of your dividends and/or by cash investments as described below:

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Dividend reinvestment. If you are a shareholder of record and enrolled in the Plan, you may choose to fully invest your cash dividends in shares of our common stock. If you are a shareholder of record owning 100 shares or more, you may choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of our common stock. In addition, you will receive a quarterly account statement. If you own less than 100 shares, you may elect to fully invest your dividends, but you may not elect the partial reinvestment option, and you will receive an annual account statement. Regardless of the number of shares you own, as a participant, you will have electronic access to your account on-line through Investor Center at www.computershare.com/investor or by telephone at 1-877-663-7775.

You may change your dividend reinvestment election at any time by notifying the Plan Administrator. For a particular dividend to be reinvested, your notification must be received before the record date for that dividend. (The record date is approximately 14 days before the dividend payment date.)
You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit any dividends to you by check or automatic deposit to a bank account you designate.
If you elect to reinvest your dividends, you must choose one of the following:

•	Full dividend reinvestment. This means you will purchase additional shares through the Plan by investing all your cash dividends.

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Partial dividend reinvestment. If you own 100 shares or more and choose to reinvest less than all your dividends, you may receive a cash dividend payment based on the number of full shares you specify and reinvest the dividends on all remaining shares. This allows you to receive a fixed amount of cash each quarter (assuming the dividend stays the same). This option is not available if you own less than 100 shares.

If you are enrolled in the Plan and fail to choose any dividend reinvestment option (full, partial or cash), you will be deemed to have elected the full dividend reinvestment option until you elect otherwise.

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Optional cash investments. You may purchase additional shares of our common stock by using the Plan’s optional cash investment feature. You must invest at least $50 up to $10,000 at any one time but not more than $100,000 per year. Upon receipt of your funds, the Plan Administrator will invest initial and additional cash investments as promptly as practicable, normally at least once every 5 business days.

Shares will be posted to your account in whole and fractional shares immediately upon settlement, usually within 3 business days. You will receive a confirmation of your transaction by paper statement at the postal address you give us when you enroll in the plan.
In the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest your funds within 35 days, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment.

For automatic monthly purchases, the amounts you have authorized will be withdrawn from your banking account on the 24th day of each month, or the next business day if the 24th falls on a weekend or holiday. The funds will be credited to your account and invested within 5 business days of receipt by the Plan Administrator.
The Plan Administrator will use your investment to purchase as many full and fractional shares as possible. Fractional share amounts will be computed up to 6 decimal places.
You may make optional cash investments by sending a check (not cash) to the Plan Administrator payable to PNM Resources Direct/Computershare, or by authorizing individual electronic transfers from your bank account by accessing your account on-line through Investor Center at www.computershare.com/investor. To facilitate processing of your investment when you send a check, please use the transaction stub attached to your Plan statement. Mail your investment and transaction stub to the address specified on the statement. A $35 fee will be assessed for a check or electronic debit that is returned for insufficient funds. Please see the current fee schedule attached as Appendix A.
How are my shares typically purchased and how is the purchase price for the shares determined?

Shares of our common stock purchased under the Plan will be, at our election, newly issued shares purchased directly from us, treasury shares purchased directly from us, shares purchased by a broker, or a combination thereof. If shares are purchased under the Plan directly from us and by the Plan Administrator through its broker, each participant’s Plan account will be credited with its pro rata portion of the number of shares purchased directly from us and by the broker. We have full discretion as to whether the common stock purchased under the Plan will be purchased on the open market or purchased directly from us, based on our need for capital.

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Common Stock purchased in the open market. For shares of our common stock purchased in the open market with reinvested dividends, with initial cash investments or with optional cash investments, the Plan Administrator may combine a participant’s funds with funds of other participants and generally will batch purchase types (dividend and optional cash investments) for separate execution by its broker. At the Plan Administrator’s discretion these batches may be combined and executed by its broker. The Plan Administrator may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, the Plan Administrator’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the common shares purchased for each participant’s account, whether purchased with reinvested dividends, with initial cash investments or with optional cash, shall be the weighted average price of the specific batch for such shares purchased by the Plan Administrator’s broker on that investment date. No interest will be paid on funds held by the Plan Administrator pending investment. The Plan Administrator will normally invest cash dividends within 5 business days of the dividend payment date and will normally invest initial and optional cash investments at least once every 5 business days. A per share processing fee of 6 cents will be added to the weighted average price for shares purchased with initial or optional cash investments. We will pay this fee for shares purchased with reinvested dividends. See Appendix A.

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Common Stock purchased directly from us. The price of our common stock purchased directly from us with reinvested dividends, initial cash investments or optional cash investments will be the average of the high and low sale prices of shares of our common stock reported on the NYSE on the dividend payment date, initial cash investment date or optional cash investment date, as the case may be. No interest will be paid on funds held by the Plan Administrator pending investment. The Plan Administrator will normally invest initial and optional cash investments at least once every 5 business days.

The “weighted average price” used to calculate the investment price of open market purchases assumes the use of multiple open market purchases to invest plan participant investments. For example, if plan investments required the acquisition of 5,000 shares for allocation to 100 investors and the plan needed the following 3 separate purchases in the open market to acquire the 5,000 shares, the weighted average price would be calculated as follows:

1,000 shares @ $24.50 = $ 24,500.00
3,000 shares @ $24.75 = $ 74,250.00
1,000 shares @ $24.625 = $ 24,625.00
$123,375.00 / 5,000 = $24.675

Under the above example, $24.675 would be the investment price of our common stock purchased on the open market with reinvested dividends.  The current per share processing fee paid by participants for common stock purchased on the open market for initial and optional cash investments is 6 cents per share.  Thus, under the above example, $24.735 would be the investment price of our common stock purchased on the open market so that an initial or optional cash investment of $1,000 would purchase 40.42854 shares as shown below:

Your investment	$1,000
Weighted average share price	$24.675
Per share processing fee	$0.06
Total price per share	$24.735

Total shares purchased = $1000/$24.735=40.42854

The same computational method, however, is not used for shares purchased directly from us because shares purchased in the open market are based upon specific open market transactions that need to be allocated to participants at actual cost. Newly issued shares issued by PNM Resources are not based on specific transactions that need to be allocated but are based on the market, for that day, which is determined based on the average of the low and the high prices of the common stock for the entire day.

Thus, for shares purchased directly from PNM Resources, the issuance price of those shares will be based on the average of the high and low prices of stock trades during the day. If, for example, there were only 3 trades on a day, at prices indicated in the previous example for market purchases, the average of the high and low prices would be $24.625 per share (($24.50 + $24.75)/2).

Your account will be credited with that number of shares, including fractional shares computed up to 6 decimal places, equal to the amount invested with respect to your Plan account, divided by the price per share of such shares for all purchases for all Plan participants during the applicable period as described above for either open market purchases (weighted average price) or shares purchased directly from us (average of high and low prices of stock trades during the investment date or dividend payment date).

You do not have control or authority to direct the price or time at which common stock is purchased or sold for Plan accounts. Therefore, you bear market risk associated with fluctuations in the price of common stock as the price of common stock may go up or down before a purchase or sale is made for your account.

Unless you request one, certificates for shares of common stock purchased under the Plan will not be issued. The number of shares purchased for your account under the Plan will be shown on your statement of account in book-entry form.

Certificates for any number of whole shares credited to your account under the Plan will be issued upon your request. The current fees charged for issuing share certificates are listed in Appendix A. Any remaining full shares and fractions of a share will continue to be credited to your account. Certificates for fractions of shares will not be issued.

How do I sell my shares out of the Plan?

You may instruct the Plan Administrator to sell your shares under the Plan in one of four ways - through a Batch Order, Market Order, Day Limit Order or Good-Till-Cancelled (“GTC”) Limit Order.

Batch Order: In a Batch Order, the Plan Administrator will combine the shares you want to sell through the Plan with shares that are being sold by other Plan participants. Batch orders are submitted on each trading day, to the extent that there are sale requests. Sale instructions for batch orders received by the Plan Administrator will be processed no later than 5 business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. You may request a batch order sale by writing to the Plan Administrator. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause your shares to be sold in the open market within 5 business days of its receipt of your request. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions. For this purpose the Plan Administrator may combine each selling Plan participant’s shares with those of other selling Plan participants. In every case of a batch order sale, the price to each selling Plan participant will be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a service and processing fee.

Market Order: A Market Order is a request to sell your shares at the prevailing market price when the trade is executed. You may request a market order sale only online at www.computershare.com/investor or by calling the Plan Administrator directly at 1-877-663-7775. Market order sale requests made in writing will be submitted as batch order sales. Market order sale requests received online or by telephone will be placed promptly upon receipt during normal market hours (9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next trading day. The price will be the market price for shares obtained by the Plan Administrator’s broker, less a service and processing fee. The Plan Administrator will use commercially reasonable efforts to honor requests by participants to cancel market orders placed outside of market hours. Depending on the number of shares being sold and current trading volume in the shares, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/investor or call the Plan Administrator directly at 1-877-663-7775. If your market order sale was not filled and you still want the shares to be sold, you will need to re-enter the sale request.

Day Limit Order: A Day Limit Order is an order to sell your shares when and if the stock reaches a specific price on a specific day. The order is automatically cancelled if the price is not met by the end of that trading day (or, for orders placed outside of market hours, the next trading day). Depending on the number of shares being sold and current trading volume in the shares, your order may only be partially filled, in which case the remainder of your order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Plan Administrator directly at 1-877-663-7775.

Good-Till-Cancelled Limit Order: A GTC Limit Order is an order to sell your shares when and if the stock reaches a specific price at any time while the order remains open (generally up to 30 days). Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. If shares trade on more than one day, a separate fee will be charged for each day. The order (or any unexecuted portion thereof) is automatically cancelled if the price is not met by the end of the order period. The order also may be cancelled by the NYSE, by the Plan Administrator at its sole discretion or, if the Plan Administrator’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling the Plan Administrator directly at 1-877-663-7775.

Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. Fees are deducted from the proceeds derived from the sale. The Plan Administrator may, under certain circumstances, require a transaction request to be submitted in writing. Please contact the Plan Administrator to determine if there are any limitations applicable to your particular sale request. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled. Instructions sent to the plan administrator to sell shares are binding and may not be rescinded. If you sell shares through a Market Order, Day Limit Order or GTC Limit Order, you may choose to receive sales proceeds in a foreign currency or by wire or direct deposit. These services are subject to additional fees and additional terms and conditions, which you must agree to when submitting the transaction.

All sales are subject to market conditions, system availability and other factors. The actual sale date or price received for any shares sold through the Plan may not be guaranteed.

The current fees charged in connection with the sale of shares are listed in Appendix A.

If you want to sell shares through your own broker, you may request the Plan Administrator to transfer shares electronically from your Plan account to your brokerage account. There is no fee for doing so. Alternatively, you may request a stock certificate that you can then deliver to your broker. The current fees charged for issuing share certificates are listed in Appendix A.

Plan participants must perform their own research and must make their own investment decisions. Neither the Plan Administrator nor any of its affiliates will provide any investment recommendations or investment advice with respect to transactions made through the Plan.
What is Safekeeping?

Shares of our common stock that you buy under the Plan will be maintained in your Plan account in non-certificated (book-entry) form for safekeeping. You will receive a periodic Plan statement detailing the status of your holdings. Safekeeping protects your shares against loss, theft or accidental destruction. Safekeeping also provides a convenient way for you to keep track of your shares. Only shares held in safekeeping (book-entry) may be sold through the Plan.

If you own additional shares of our common stock in certificated form, you may deposit your certificates into your Plan account, free of charge. To use this service, send your certificates to Computershare Trust Company, N.A. by registered mail or traceable delivery service and insured for 3% of the value with written instructions to deposit them into your Plan account for safekeeping. Do not endorse the certificates or complete the assignment section. Mail your certificates to Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77842-3170.
May I gift my shares out of the Plan?

You may gift or transfer your shares to any recipient you choose by:

•	making an initial $250 cash investment to establish an account in the recipient’s name or

•	transferring shares from your account to the recipient.

You must transfer a whole number of shares unless you transfer your entire account. You may transfer shares to new or existing shareholders. The Plan Administrator will automatically place such new accounts in full dividend reinvestment status. New participants, at their discretion, may elect another option. If you participate in the dividend reinvestment portion of the Plan and your request to either transfer all your shares or make a partial sale and transfer the balance of your shares is received between the ex-dividend date (the day after the last day during the quarter on which stock can be transferred with the new owner receiving that quarter’s dividend payout) and the dividend record date, the processing of your request may be held until after your account is credited with reinvested dividends.

You must have your signature guaranteed by a financial institution participating in the Medallion Signature Guarantee program. The Medallion Guarantee program ensures that the individual signing the certificate or transfer instructions is in fact the registered owner as the name appears on the stock certificate or stock power.

You may also transfer shares by using the Plan Administrator’s Transfer Wizard at www.computershare.com/transferwizard. The Transfer Wizard will guide you through the transfer process, assist you in completing the transfer form, and identify other necessary documentation you may need to provide.

If you need additional assistance, please contact the Plan Administrator.
How do I get my stock certificates?

You may withdraw all or some of the shares from your Plan account by notifying the Plan Administrator. Certificates will be issued for whole shares only. The current fees for certificate issuance are set forth in Appendix A. If your request involves a fractional share, a check (less any applicable fees) for the value of the fractional share will be mailed to you.

Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than that on your Plan account registration form, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program, as described above.
What are the fees relating to participation in the Plan?

The current fees are described in Appendix A. The Plan Administrator will deduct the applicable fees from the investment amount or proceeds from a sale.
How is my investment tracked?

If you participate in the dividend reinvestment portion of the Plan and you hold 100 shares or more, the Plan Administrator will mail you a quarterly Plan statement showing all transactions (shares, amounts invested, purchase prices) for your account, including year-to-date and other account information. If you own less than 100 shares, you will receive an annual statement.

Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

Please retain your Plan statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.
How do I terminate participation in the dividend reinvestment portion of the Plan?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. The Plan Administrator will continue to hold your shares unless you request a certificate for any full shares and a check for any fractional share. You may also request the sale of all or part of any such shares or have the Plan Administrator electronically transfer your shares to your brokerage account.

After you terminate your participation in the dividend reinvestment portion of the Plan, you may rejoin at any time by re‑enrolling with the Plan Administrator. However, the Plan Administrator has the right to reject such enrollment if you repeatedly join and withdraw from the Plan, or for any other reason. The Plan Administrator’s exercise of such right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

What are the material federal income tax consequences of my participation in the Plan?

Your reinvested dividends will be treated for federal income tax purposes in the same manner they would have been treated had you received such dividends in cash on the applicable dividend payment date. In addition, the per share processing fees (currently 6 cents per share) paid by us for your dividend reinvestment shares will be taxable income to you. Generally, your tax basis in the shares purchased will be equal to the amount of the cash dividends and optional cash investments applied to the purchases of such shares, plus any fees paid by you, or on your behalf and included in your taxable income. Your holding period for the shares acquired pursuant to the Plan will begin on the day after the date the shares are purchased. You may recognize gain or loss when your shares (including fractional shares) are sold or otherwise disposed of in a taxable exchange, whether by the Plan Administrator on your behalf or by you upon withdrawal of your shares from the Plan. The amount of such gain or loss will be the difference between the amount you receive for the shares and your tax basis in such shares.

If and when PNM Resources grants any waiver requests for a cash investment over $100,000, then pursuant to applicable Internal Revenue Service (“IRS”) guidance, participants who purchase shares at a discount pursuant to the pricing provisions for such granted waiver requests will be treated as having received a distribution equal to the excess, if any, of the fair market value of our common stock on the investment date over the amount of the cash payment made by the participant.
The total amount of dividends and any broker fees will be reported to you on your Form 1099-DIV, and to the IRS, shortly after the end of each year. Any sale of shares made through the Plan Administrator will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns. Dividends on PNMR Direct shares held for or on behalf of non-resident aliens or non-U.S. entities generally are subject to income tax withholding. Any dividend reinvestment will therefore be made net of any taxes withheld.

For any sale of PNM Resources stock (regardless of when acquired), the Plan Administrator is required to report annually to you and the IRS, the gross proceeds resulting from such sales. In addition, for sales of PNM Resources stock purchased on or after January 1, 2011 and for dividend reinvestment shares acquired on or after January 1, 2012 (collectively, “Covered Stock”), the Plan Administrator is also required to annually report to the IRS (i) your adjusted tax basis in such Covered Stock, and (ii) whether any gain or loss with respect to such sale is long-term or short-term. Unless you adequately indicated otherwise, the Plan Administrator will calculate your adjusted basis, and your gain or loss, if any, on sales of Covered Stock using the default method required by Treasury Regulation §1.1012-1.
In general, for shares of PNM Resources stock acquired on different dates, the Plan Administrator will assume the shares you sell are those that were purchased earliest (i.e., First In, First Out, or, FIFO) and, to the extent that such shares constitute Covered Stock, the Plan Administrator will calculate your adjusted basis and any gain or loss in accordance with that assumption. As noted above, you can use a different method by adequately notifying the Plan Administrator of the different method you elect to use. The rules governing the methods for determination of your adjusted basis and gain or loss on sales of Covered Stock, however, are complex. Consequently, we recommend you consult your own tax advisor if you wish the Plan Administrator to use a method of calculating your adjusted basis and gain or loss that is different than the default method otherwise specified by Treasury Regulation §1.1012-1. Once you sell your PNM Resources stock, the method used to calculate your adjusted basis and any gains or losses with respect to such stock cannot be changed. Therefore, it is important to consider the tax implications before you request a sale.
The Plan Administrator will not provide cost basis information for PNM Resources stock purchased before January 1, 2011 or for dividend reinvestment shares acquired before January 1, 2012 to either you or the IRS. We urge you to consult your own tax advisor for assistance with the calculation of your adjusted basis in such stock. Special tax issues may apply to some participants.
Be sure to keep your statements for income tax purposes. You may obtain copies of statements and Form 1099-DIV or Form 1099-B for the current year and/or prior years at no charge. To obtain copies, please contact the Plan Administrator online, by telephone or in writing. General historical pricing is available on the Internet at http://www.pnmresources.com/investors/stocklookup.cfm.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISER TO DETERMINE THE PARTICULAR TAX CONSEQUENCES THAT MAY RESULT FROM YOUR PARTICIPATION IN THE PLAN AND THE SUBSEQUENT SALE OR OTHER DISPOSITION OF SHARES ACQUIRED UNDER THE PLAN, INCLUDING THE EFFECT OF ANY APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.
OTHER PROVISIONS
How do I view the status of my account?

You can view the status of your account at any time by logging onto Investor Center at www.computershare.com/investor or by telephoning 1-877-663-7775.
How do I change or stop the automatic investment feature?

Simply access your account through Investor Center on www.computershare.com/investor or complete a new Direct Debit Authorization form. Your request must be received at least 3 business days before the 24th day of the month.
Changes to the Plan

We reserve the right to suspend, modify or terminate the Plan at any time. You will receive notice of certain suspensions, modifications or termination. We, together with the Plan Administrator, also reserve the right to change any administrative procedures of the Plan.
Misuse of the Plan

We reserve the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to keep your shares safe but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon request.

Limitation of liability

The Plan provides that neither we nor the Plan Administrator in administering the Plan nor any independent agent will be liable for any act done in good faith or for the good faith omission to act in connection with the Plan. This includes, without limitation, any claims of liability:

•	for failure to terminate your account upon your death or adjudicated incompetence prior to receiving written notice of such death or adjudicated incompetence; or

•	relating to purchase or sale prices reflected in your Plan account or the dates of purchases or sales of your Plan shares; or

•	for any loss or fluctuation in the market value after purchase or sale of such shares. The foregoing does not represent a waiver of any rights you may have under applicable securities laws.

How do I make an initial or optional cash investment over the maximum yearly amount?

If you wish to make an initial or optional cash investment in excess of $100,000 per year and be eligible for a potential discount from the market price, you must obtain our prior written approval. To obtain our approval, you must submit a request for waiver. To make this request, you should obtain a “Request For Waiver” form by contacting the Plan Administrator’s Waiver Department at 1-201-680-5300.

If we approve your request, we will notify you via return facsimile or e-mail. You must then send the authorized amount to the Plan Administrator in the form of a personal check or electronic funds transfer drawn on a U.S. bank. The Plan Administrator must receive your investment no later than the close of business on the last day before the applicable pricing period start date. Any funds received by the Plan Administrator after the applicable date will be returned to the investor without interest.

We have the sole discretion whether to approve any request to make an initial or optional cash investment in excess of the $100,000 yearly maximum. We may grant those requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your request for waiver, we may consider the following material factors:

•
whether, at the time of your request, the Plan Administrator is acquiring shares of common stock for the Plan directly from us or in the open market or in privately negotiated transactions with third parties;

•	whether we need cash to fund a specific project at the current time, at some time in the foreseeable future, or whether funds can be used for a general operational purpose;

•
if we decide that there is a need for additional funds, then we would consider whether this Plan was the most beneficial means of raising additional cash compared to an underwritten offering or the issuance of new debt or the use of existing debt financing facilities;

•
whether the potential issue price is above or below book value, the general stock market trends at the time of consideration, the general utility trends regarding stock prices at the time of consideration, and our recent stock price trend;

•	whether you have participated in the Plan in the past, your current level of participation and whether you are known as a short seller of stock;

•	whether granting the waiver request will facilitate obtaining new, diversified and long-term investment in PNM Resources through the Plan; and

•	whether the total amount of waiver requests exceeds our cash-raising goal and if so we may adjust potential investments down if the requests are greater than required to meet our goal.

We will probably not grant waiver requests when the Plan Administrator is acquiring shares in the open market or through privately negotiated transactions. In addition, if, at the time of your request, we do not need additional funds, determine that issuing new shares is not the most beneficial means of obtaining additional funds, or determine that the purchase price is below book value, then we may not grant your waiver request.

If you do not receive a response from us within 3 business days of submitting your waiver request, you should assume that we have denied your request.

If requests for a waiver are submitted for any pricing period for an aggregate amount in excess of the amount we are then willing to accept, we may honor these requests in order of receipt, or by any other method that we determine, in our sole discretion, to be appropriate.

We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible registered holders or beneficial owners of our common stock for any reason whatsoever including eliminating practices that are inconsistent with the purposes of the Plan, which are to provide a convenient and economical method of investing in our stock and to encourage long-term investment. If it becomes apparent that an individual is buying and immediately selling our common stock to take advantage of the discount provision described below, we will take action to prevent that type of activity, e.g., by not granting any future waiver requests for that person.
Once a waiver request for a cash investment over $100,000 has been granted, how are shares priced and purchased?

Shares purchased pursuant to a granted waiver request will be purchased directly from us. If a request for waiver is approved, the price of shares purchased from us pursuant to the request for waiver will be determined using a pricing period of not less than 1 but not more than 10 trading days as determined by us commencing on a date set by us. Initial and optional cash investments made pursuant to a request for waiver will be applied to the purchase of shares of common stock as soon as practicable on or after the business day following the last day of the pricing period. This date is referred to as the “Waiver Investment Date”.

Initial and optional cash investments made pursuant to a request for waiver will be acquired at a price equal to the average of the daily high and low sales prices computed up to 7 decimal places, if necessary, of our common stock as reported on the New York Stock Exchange, or NYSE, only, and not a Composite Average, for the applicable trading days immediately preceding the Waiver Investment Date (assuming that we do not set a threshold price for the pricing period or offer a discount from the purchase price as discussed further below). A “trading day” is any day on which our stock is reported as bought or sold over the NYSE. All funds properly received by the Plan Administrator up to the close of business on the last business day before the pricing period begins will be invested by the Plan Administrator in shares of PNM Resources common stock as soon as practicable on or after the Waiver Investment Date. Funds received after this date will be returned to you without interest. Setting a particular 1-10 trading day pricing period for a particular Waiver Investment Date will not affect the setting or a pricing period for any other Waiver Investment Date.

For purposes of determining the price per share for investments made pursuant to a request for waiver, we may set a minimum purchase price per share, or Threshold Price, for any pricing period. This Threshold Price is a minimum price that would be used under an alternative method for setting the per share purchase price that is described in the next paragraph. We will determine whether to set a Threshold Price, and, if so, its amount, at least 3 business days before the first day of the pricing period. We will notify the Plan Administrator of the Threshold Price, if any. In deciding whether to set a Threshold Price, we will consider one, all or a combination of the following factors:

•	the general trend of the stock market as a whole, the general trend of the utility sector of the stock market, and the general trend of our stock.

•	whether any previous offerings under the waiver provisions of the Plan been over or under subscribed.

•	do we have an immediate need for the cash, do we foresee an upcoming transaction that will require new cash and are there external events affecting the decision.

Participants may ascertain whether a Threshold Price has been set or waived for any given pricing period by calling the Plan Administrator’s Waiver Department at 1-201-680-5300 or such other number as we may establish from time to time.

We will fix the Threshold Price for a pricing period as a dollar amount that the average of the high and low sales prices as reported by the NYSE for each trading day of that pricing period (not adjusted for discounts, if any) must equal or exceed. We will exclude from the pricing period and from the determination of the purchase price any trading day within the pricing period that does not meet the Threshold Price. Thus, for example, if we choose to use a 10 day pricing period and the Threshold Price is not met for 2 of the 10 trading days in a pricing period, then we will base the purchase price upon the remaining 8 trading days in which the Threshold Price was met.

In addition, we will return a pro rata portion of each cash investment made pursuant to an approved request for waiver for each trading day of a pricing period for which the Threshold Price is not met as soon as reasonably practical after the pricing period, without interest. The returned amount will be a percentage of the cash investment corresponding to the percentage of trading days below the Threshold Price. Thus, for example, if we chose a 10 day trading period and the Threshold Price is not met for 2 of the 10 trading days in a pricing period, then we will return two-tenths (2/10th or 20%) of the initial or optional cash investment to you without interest after conclusion of the pricing period. This does not constitute a discount to the purchase price; however, it does reduce the total number of shares that you may purchase with respect to a Waiver Investment Date.

The establishment of the Threshold Price and the possible return of a portion of the payment apply only to initial or optional cash investments exceeding $100,000 per year made pursuant to a granted request for waiver. Setting a Threshold Price for a pricing period will not affect the setting of a Threshold Price for any other pricing period. We may waive our right to set a Threshold Price for any particular pricing period. Neither we nor the Plan Administrator are required to give you notice of the Threshold Price for any pricing period. We may alter or amend at our sole discretion these pricing periods at any time and from time to time, prior to the commencement of any pricing period and prior to the granting of any waiver with respect to such period.
At our sole discretion, we may offer participants making a cash investment in excess of $100,000 a discount of up to 3% from the regular purchase price on any particular Waiver Investment Date. The maximum discount rate, if any, on initial or optional cash investments in excess of $100,000 per year may be obtained at least 3 business days before the first day of the applicable pricing period by calling the Plan Administrator’s Waiver Department at 1-201-680-5300.
Setting a discount from the purchase price for initial and optional cash investments in excess of $100,000 per year for a particular pricing period will not affect the setting of a discount for any other pricing period. We may increase, decrease, or waive our right to set a discount from the purchase price for any particular pricing period. Neither we nor the Plan Administrator is required to give you notice of the discount for any pricing period. When setting the discount, if any, we will consider our capital needs, whether we want to issue equity to meet our capital needs and how quickly we desire to close the investment. For example, to the extent we desire to issue equity in a particular pricing period to meet our capital needs, we are more likely to establish a discount to encourage participants to make cash investments.
USE OF PROCEEDS
We expect to use any net proceeds we receive from the issuance and sale of common stock offered hereby to repay debt and for general corporate purposes, including capital expenditures.

DESCRIPTION OF OUR COMMON STOCK
The following descriptions of our common stock and the relevant provisions of the articles of incorporation of PNM Resources, as amended through October 27, 2008 (our “Articles of Incorporation”), and our by-laws are summaries and are qualified by reference to our Articles of Incorporation filed with the SEC as an exhibit to our Current Report on Form 8-K filed November 21, 2008 (incorporated by reference herein) and the by-laws filed with the SEC as exhibit 3.4 to our Annual Report on Form 10-K filed February 27, 2015 (incorporated by reference herein). The following also summarizes certain applicable provisions of the New Mexico Business Corporation Act and the New Mexico Public Utility Act and those summaries are qualified by reference to those Acts.
Our authorized capital stock consists of 10,000,000 shares of preferred stock, no par value, issuable in series from time to time, and 120,000,000 shares of common stock, no par value. As of July 31, 2015, 79,653,624 shares of our common stock and no shares of preferred stock were outstanding.

Dividend Rights
After giving effect to any prior rights of our preferred stock, if any should become outstanding, we will pay dividends on our common stock as determined by our Board of Directors (the “Board”) out of legally available funds. Our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Voting Rights

Holders of common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. The New Mexico Business Corporation Act and our Articles of Incorporation and by-laws generally require the affirmative vote of a majority of the shares represented at a shareholder meeting and entitled to vote for shareholder action, including the election of directors. Under the New Mexico Business Corporation Act, some corporate actions, including amending the articles of incorporation and approving a plan of merger, consolidation or share exchange, require the affirmative vote of a majority of the outstanding shares entitled to vote, which could include, in certain circumstances, classes of preferred stock.

Our Articles of Incorporation limit the Board to designating voting rights for classes of preferred stock only (1) when dividends on the preferred stock are not paid, (2) when proposed changes to the Articles of Incorporation would adversely affect preferred shareholders’ rights and privileges or (3) if the Board issues a series of preferred stock convertible into common stock and confers upon the holders of such convertible preferred stock the right to vote as a single class with holders of common stock on all matters submitted to a vote of holders of common stock at a meeting of shareholders other than for election of directors, with the same number of votes as the number of shares of common stock into which the shares of such preferred stock are convertible, provided that at all times the aggregate preferred stock outstanding with such voting rights is convertible into no more than 12 million shares of common stock.
Our Articles of Incorporation do not allow our directors to create classes of directors. All directors are elected annually.
Liquidation Rights
In the event we are liquidated or dissolved, either voluntarily or involuntarily, the holders of any of our preferred stock established or issued by the Board will have priority (after any of our creditors) with respect to the distribution of assets. After the holders of any such preferred stock are paid their aggregate liquidation preference, the holders of our common stock will be entitled, subject to the rights, if any, of the holders of our preferred stock, to share ratably (according to the number of shares held by them) in all of our remaining assets available for distribution.
Preemptive Rights
The holders of our common stock do not have a preemptive right to purchase shares of our authorized but unissued shares, or securities convertible into shares or carrying a right to subscribe to or acquire shares, except under the terms and conditions as may be provided by our Board in its sole judgment.
Listing
Our common stock is listed on the New York Stock Exchange under the “PNM” symbol.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. 250 Royall Street, Canton, MA 02021,

Certain Other Matters
Our Articles of Incorporation and by-laws include a number of provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect include:

•
 authorization for our Board to issue our preferred stock in series and to fix rights and preferences of the series (including, among other things, whether, and to what extent, the shares of any series will have voting rights, within the limitations described above, and the extent of the preferences of the shares of any series with respect to dividends and other matters);

•	advance notice procedures with respect to any proposal other than those adopted or recommended by our Board; and

•
provisions specifying that only a majority of the Board, the chairman of the Board, the president or holders of not less than one-tenth of all our shares entitled to vote may call a special meeting of stockholders.

Under the New Mexico Public Utility Act, approval of the New Mexico Public Regulation Commission is required for certain transactions that may result in our change in control or exercise of control, including ownership of 10% or more of our common stock. Certain acquisitions of our outstanding voting securities also require approval of the Federal Energy Regulatory Commission.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute newly issued shares of our common stock sold under the Plan. A registered broker/dealer selected by Computershare Trust Company, N.A., the Plan Administrator, will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to shares of our common stock sold under the Plan. There are no trading fees or service charges allocated to participants in the Plan in connection with their purchases of such newly issued shares of common stock.

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to waiver requests by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to Requests for Waiver by such persons.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to waiver requests under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

We will pay any and all trading fees and related expenses incurred in connection with purchases of our common stock under the Plan, except that a per share processing fee (currently 6 cents per share) is included in the share price for open market purchases. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a transaction and share processing fee and any required tax withholdings or transfer taxes.

You will not incur fees, commissions or expenses in connection with purchases made under the Plan, other than a per share processing fee (currently 6 cents per share) included in the open market share price. This share processing fee will not be charged to you for shares purchased with reinvested dividends. If you direct the Plan Administrator to sell shares of common stock credited to your account, however, the Administrator will deduct from the sales proceeds: (1) any applicable service fee plus (2) the applicable per share processing fee and (3) if a wire request is made, a wire fee. The current fees are set forth in Appendix A.

PLAN ADMINISTRATOR

Our Plan Administrator is Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

LEGAL MATTERS
Certain legal matters in connection with the common stock offered hereby will be passed upon for us by Charles L. Moore, Esq., Associate General Counsel. As of July 31, 2015, Charles L. Moore, Esq. held 6,156 shares of our common stock (pursuant to the vesting of restricted stock rights), 2,624 restricted stock rights (which vest in equal annual installments over a 3 year period from the respective grant date), and options to acquire 4,000 shares of our common stock.
EXPERTS

The consolidated financial statements and schedules of PNM Resources, Inc as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The 2012 consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus by reference from PNM Resources, Inc.’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

APPENDIX A
FEE SCHEDULE

Enrollment fee for new investors	No charge
Initial purchase of shares	Per share* processing fee deducted from investment amount (currently $0.06 per share), applicable when shares are acquired by the Plan Administrator through its broker
Reinvestment of dividends	No charge. We will pay the applicable per share* processing fee when shares are acquired by the Plan Administrator through its broker
Optional cash investments	Per share* processing fee deducted from investment amount(currently $0.06 per share), applicable when shares are acquired by the Plan Administrator through its broker
Sale of shares (partial or full):
Batch Order	$15.00 per transaction plus $0.06 per share* sold
Market Order	$25.00 per transaction plus $0.12 per share* sold
Day Limit Order	$25.00 per transaction plus $0.12 per share* sold
GTC Limit Order	$25.00 per transaction plus $0.12 per share* sold

Alternative Currency Disbursement Fees
U.S.$ or Foreign Currency Wire	$50.00 per transaction
Foreign Check	$15.00 per transaction
EFT (Direct Deposit - U.S.$ only)	$10.00 per transaction

Convenience Fees
CSR Assisted Sale	$15.00 per transaction

Gift or transfer of shares	No charge
Safekeeping of stock certificates	No charge
Certificate issuance	$25 is requested by mail, internet or automated telephone, $40 if requested through a CSR.
Returned checks or rejected automatic debit	$35.00 per check or transaction
Duplicate statements:
Current year	No charge
Prior year(s)	$10.00 per statement
Duplicate Form 1099-DIV or 1099-B	No charge

*All per share fees include any brokerage commissions the Plan Administrator is required to pay.

PLAN FEES ARE AT THE DISCRETION OF PNM RESOURCES, INC. INVESTORS SHOULD NOT RELY SOLELY ON THE ABOVE SCHEDULE AS FEES ARE SUBJECT TO CHANGE. FOR MORE INFORMATION, PLEASE CONTACT THE PLAN ADMINISTRATOR AT 1-877-663-7775.

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